UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 January, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 22 January 2024: Results of the annual general meeting of Sasol Limited held on Friday, 19 January 2024

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL LIMITED HELD ON FRIDAY, 19 JANUARY 2024

Sasol shareholders are hereby advised of the results of the business conducted at Sasol's annual general meeting held on Friday, 19 January 2024.

All the resolutions were passed by the requisite majority of voting rights exercised. The results are as follows:

1. The audited annual financial statements of the Company and the Group, including the reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics Committee for the financial year ended 30 June 2023, were presented.

2. Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 196 795	73,37%	84,67%	15,33%	0,21%

3. Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 195 095	73,37%	89,42%	10,58%	0,21%

4. Non-binding advisory resolution number 3: To endorse, on a non-binding advisory basis, Sasol's climate change management approach and its commitment to, and progress on, its decarbonisation pathway towards achieving the 2030 target and 2050 net zero ambition, that balances a long-term sustainable transition and the ability to create value as described in the Company's 2023 Climate Change Report. To further endorse the Company's 2023 Climate

Change Report's consistency with the Task Force on Climate-related Financial Disclosure requirements

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
433 783 557	67,26%	77,36%	22,64%	6,33%

5. Ordinary resolution number 1- 1: To re-elect Mr M J Cuambe as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 030 613	73,34%	99,38%	0,62%	0,24%

6. Ordinary resolution number 1- 2: To re-elect Ms M B N Dube as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 031 056	73,34%	93,41%	6,59%	0,24%

7. Ordinary resolution number 1- 3: To re-elect Dr M Flöel as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 059 485	73,35%	99,23%	0,77%	0,24%

8. Ordinary resolution number 1- 4: To re-elect Mr F R Grobler as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 216 611	73,37%	99,78%	0,22%	0,21%

9. Ordinary resolution number 1- 5: To re-elect Ms M E K Nkeli as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 040 770	73,34%	97,90%	2,10%	0,24%

10. Ordinary resolution number 2: To appoint KPMG Inc, nominated by the Company's Audit Committee, as independent auditor of the Company and the Group

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 226 192	73,37%	99,82%	0,18%	0,21%

11. Ordinary resolution number 3- 1: To elect Ms M B N Dube as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 046 127	73,34%	97,97%	2,03%	0,24%

12. Ordinary resolution number 3- 2: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 058 949	73,35%	99,78%	0,22%	0,24%

13. Ordinary resolution number 3- 3: To elect Ms G M B Kennealy (Chairman) as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 056 545	73,35%	98,98%	1,02%	0,24%

14. Ordinary resolution number 3- 4: To elect Ms N N A Matyumza as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473,034 045	73,34%	99,14%	0,86%	0,24%

15. Ordinary resolution number 3- 5: To elect Mr S Subramoney as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 056 165	73,35%	99,47%	0,53%	0,24%

16. Special resolution number 1: To approve the remuneration payable to non-executive directors of the Company for their services as directors

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 218 545	73,37%	97,65%	2,35%	0,21%

17. Special resolution number 2: To authorise the Board to approve the general repurchase by the Company or by any of its subsidiaries, of any of the Company's ordinary shares and/or Sasol BEE Ordinary Shares

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 215 988	73,37%	78,49%	21,51%	0,21%

18. Special resolution number 3: To authorise the Board to approve the purchase by the Company (as part of a general repurchase in accordance with special resolution number 2), of its issued Ordinary or Sasol BEE Ordinary shares from a director and/ or a prescribed officer of the Company, and/or persons related to a director or prescribed officer of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
473 205 796	73,37%	99,15%	0,85%	0,21%

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 644 967 612, as at Friday, 12 January 2024, being the Record Date of the annual general meeting.
** Based on the total number of shares that voted for or against a resolution at the annual general meeting.

22 January 2024
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 January 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary